SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of letter dated July 25th 2013, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By letter dated July 25th 2013, the Company reported that its Board of Directors has decided to establish the terms and conditions for the acquisition of the common shares issued by the Company (the "Shares") under the provisions of Section 64 of Law 26,831 and the Rules of the Comision Nacional de Valores.

The Board of Directors has taken into account the following circumstances:

1.	The current international macroeconomic context which directly affects the price of Shares, including the Company's Shares.

2.	The material impact on the price of domestic shares, including the reduction in the price of the shares of the Company.

3.
The distortion of such prices when considering the financial strength of the Company, as evidenced by the quality of its assets and the productive business that the Company develops in Argentina and abroad.

4.	The price/income ratio resulting from the profits evidenced by the quarterly financial statements ended March 31th, 2013.

Therefore, given the above stated reasons and in line with the commitments of the Board of Directors with the Company and its shareholders, and taking into account the favorable opinion of the Audit Committee and the Supervisory Committee, the Board of Directors has decided that the Company may start to repurchase its Shares under the provisions of Section 64 of Law 26,831 and the Rules of the Comision Nacional de Valores, in order to help to reduce the fluctuations in the price of shares and to strengthen its market performance, minimizing any possible temporary imbalances between supply and demand within the market, and due to the excessive cost of capital resulting from the current quotation prices, and has decided to establish the following terms and conditions for Shares repurchase:

(i)	Maximum amount of the investment: Up to ARS 200,000,000.

(ii)
Maximum number of shares to be acquired: Up to 5% of the capital stock of the Company, as established by the applicable argentine laws and regulation, in the form of common shares or American Depositary Shares or ADS representing 10 shares each.

(iii)
Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares in the markets during the previous 90 days.

(iv)
Payable Price: Between a minimum of ARS 1.00 per Share and up to ARS 8.00 per Share, payable in ARS in Argentina. The maximum price could be increased by the Board of Directors, after proper communication to the market.

(v)
Term for the acquisition: Starting the next day of the publication of the information in the Bulletin of the Buenos Aires Stock Exchange until June 30th, 2014, subject to any renewal or extension to be duly informed to the public.

(vi)	Origin of the Funds: The Company is solvent enaugh to make the aquisitions according to its financial results released on March 31st, 2013.

(vii)	Outstanding Shares: 578,676,460 common shares.

(viii)
Information about the acquisition: According to the Comision Nacional de Valores rules, the company will request authorization to the entity, to inform the Shares acquired, every first working day of the week providing the daily and acumulated amount and value of the purchase completed the week before.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
July 25th, 2013